BAYTEX RELEASES 2022 ESG AND TCFD REPORTS

CALGARY, ALBERTA (July 27, 2023) - Baytex Energy Corp. (TSX:BTE) (NYSE:BTE) today released its 2022 Environment, Social and Governance ("ESG") Report, which demonstrates our commitment to transparency and accountability, and shows our progress in managing the environmental and social impacts of our business. Baytex has also released its Task Force on Climate-related Financial Disclosures ("TCFD") Report. Both reports are available on the Baytex website at www.baytexenergy.com.

"We are pleased to share Baytex's 2022 ESG and TCFD Reports. Our commitments drive us forward as we work to achieve our vision of being a leader in responsible energy development. We have built into our culture a strong connection and sense of responsibility to our communities and stakeholders. We remain focused on key ESG initiatives, including GHG emissions, abandonment and reclamation, strong and mutually beneficial indigenous relations, safety, and climate risk management. These ESG initiatives are essential to driving our long-term sustainability alongside shareholder returns," commented Eric T. Greager, President and Chief Executive Officer.

2022 Highlights

• GHG Emissions Management. We continue to progress towards our 65% reduction target in our GHG emissions intensity (Scope 1 and Scope 2) by 2025, relative to our 2018 baseline. In 2022, we reduced our GHG emissions intensity a cumulative 59% from 2018 levels and 15% below 2021 levels. We have prioritized our GHG reduction activities on reducing methane emissions and achieved an 84% absolute reduction of methane emissions from our 2018 baseline.

• Land Stewardship. In 2022, we spent $22.4 million on abandonment and reclamation activities, including government grants. We completed the largest program in company history in 2022 with 397 well abandonments. We continue to work towards our target of restoring 4,500 inactive wells by 2040.

• Water Management. We are committed to pursuing water management strategies that minimize our fresh water use. In 2022, we reduced our fresh water intensity 17% from our 2020 baseline, largely due to efforts to replace fresh water with alternative sources in our completion operations. In 2022, we re-used approximately 67% of our produced water.

• Health and Safety. We continue to make safety a priority. We achieved a 14% decrease in our combined lost time injury rate compared to 2018. In 2022, we completed 23 emergency response drills, most of which involved service providers, and continue to refine and expand existing safety programs, including incident training for leaders, expanded mental health training and continuing our focus on high-risk activities.

• Employee Engagement. We are committed to empowering and developing our people, and building an organization where all employees and contractors are supported, treated fairly, and feel respected. Our voluntary turnover rate in 2022 was 1%, our lowest rate since 2018.

• Diversity. Our commitment to diversity starts with our written Board and Management Diversity Policy. We recognize that it is in the company's best interest to have diversity in gender, age and ethnicity within our Board and management. Currently, 44% of our employees and 38% of our supervisors (team leads and above) are women. We are committed to ensuring that at least 30% of our Board members are women.

• Indigenous Rights. We are committed to building and maintaining respectful relationships with Indigenous communities. In 2022, we focused on increasing our awareness and understanding of Indigenous history and culture through executive and Board education and participation with employees in the National Day for Truth and Reconciliation. We also built on our strong relationship with the Peavine Métis Settlement and our joint venture agreement continues to create opportunities for meaningful economic participation and inclusion.

• Governance. ESG is of the utmost importance to our Board of Directors. Our Reserves and Sustainability Board Committee meets at least twice per year and has responsibility for the oversight and monitoring of our health, safety, environment, climate and other sustainability matters, including the setting, benchmarking and measurement of performance and achievement targets. In 2022, 10% of the annual bonus pool for management (executive officers) and all employees was linked to four targets:  safety, spills, abandonment and reclamation, and GHG emissions reduction.

This year's report marks Baytex's seventh ESG report and our third year publishing this report annually. Our 2022 disclosures on our ESG performance are guided by three reporting frameworks: the Sustainability Accounting Standards Board (SASB), the Global Reporting Initiative (GRI) and the Task Force on Climate-related Financial Disclosures (TCFD). We also engaged an independent third-party to verify our 2022 reported GHG emissions data.

TCFD Report

Baytex has been reporting climate-related information since 2018, when the TCFD first published its reporting framework. 2022 marks the second year that we have published a stand-a-lone TCFD report.

Highlights from the 2022 report include:

• Conducted enterprise risk assessment with a focus on climate risks.

• Evaluated the qualitative impact of transition-related risks, and associated timeframes.

• Conducted qualitative transition scenario analysis using the IEA's Net Zero by 2050 and Announced Pledges scenarios.

• Conducted sensitivity analysis under various carbon prices and methane regulations.

• Completed third party reasonable assurance of our 2022 Scope 1 and Scope 2 emissions.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "initiative", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: our key ESG initiatives, including GHG emissions, land stewardship, water management, health and safety, employee engagement, diversity, indigenous rights and governance; our target of a 65% reduction in our GHG emissions intensity by 2025, relative to our 2018 baseline; our target to reduce our 2020 end-of-life well inventory of 4,500 inactive wells to zero by 2040; and our commitment to have at least 30% of directors be women.

The forward-looking statements contained in this news release and Baytex's 2022 ESG Report reflect several material factors, expectations and assumptions which Baytex believes are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Developing forward-looking statements involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Baytex and others that apply to the industry generally. The assumptions on which the forward-looking statements are based and the risk factors and uncertainties that could cause our actual results to differ materially are discussed under "Forward-Looking Statements" in the Management's Discussion and Analysis contained in our most recent interim report. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2022, filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission and in our other public filings.

The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Corp.

Baytex Energy Corp. is an energy company with headquarters based in Calgary, Alberta and offices in Houston, Texas. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Investor Relations

Toll Free Number:  1-800-524-5521

Email: investor@baytexenergy.com